INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009
(Expressed in Canadian Dollars, except where noted)

The accompanying unaudited consolidated interim financial statements for the period ended June 30, 2009, have been prepared by management and approved by the Audit Committee and Board of Directors; these consolidated interim financial statements have not been reviewed by the Company’s independent auditors.

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following unaudited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Canadian rules and regulations. The accounting policies used to prepare these consolidated financial statements are consistent in application with those described in the latest annual consolidated financial statements dated December 31, 2008. The consolidated financial statements have been prepared in Canadian dollars, except for certain footnote disclosures that are reported in United States dollars (“USD” or “US$”).

These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Consolidated Financial Statements for the year ended December 31, 2008.

Consolidated Balance Sheets	Page 3

Consolidated Statements of Operations	Page 4

Consolidated Statement of Changes in Shareholders’ Equity	Page 5

Consolidated Statements of Cash Flows	Pages 6-7

Notes to Interim Consolidated Financial Statements	Pages 8-27

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$4,864,100	$20,349,700
Short term trading investments	-	286,100
Market securities available for sale	228,700	65,000
Non-financial derivatives held for trading	300	-
Accounts receivable	109,300	420,300
Metal inventories	2,868,700	25,600
Prepaids and other current assets	823,400	653,700
Total current assets	8,894,500	21,800,400

Non-current assets
Property, plant, mine development, and mineral interests net	63,215,400	53,419,000
Restricted cash	4,508,100	4,892,700
Other noncurrent assets	647,700	805,700
Deferred income tax assets	1,111,800	1,164,400

Total assets	$78,377,500	$82,082,200

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,952,400	$2,426,600
Derivative liabilities	978,700	-
Asset retirement obligations	758,800	753,200
Payroll liabilities	384,600	162,200
Legal settlement accrual	-	251,200
Capital leases	1,354,400	56,500
Other current liabilities	16,500	19,400
Total current liabilities	5,445,400	3,669,100

Non-current liabilities
Notes payable	959,500	1,004,900
Capital leases	1,311,800	-
Asset retirement obligations	4,904,600	5,238,900
Total liabilities	12,621,300	9,912,900

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 83,291,100 at June 30, 2009,
and 83,291,100 at December 31, 2008	92,093,800	92,093,800
Contributed surplus	2,770,300	2,682,300
Retained deficit	(33,760,200)	(30,561,700)
Accumulated other comprehensive gain	4,652,300	7,954,900
Total shareholders' equity	65,756,200	72,169,300

Total liabilities and shareholders' equity	$78,377,500	$82,082,200

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Periods Ended June 30
(Unaudited)

	Three months ended		Six months ended
	2009	2008	2009	2008
REVENUE
Sales	$-	$156,800	$-	$156,800

EXPENSES (GAINS)
Cost of sales	-	150,000	-	150,000
Depreciation, depletion and amortization	47,300	31,300	89,400	59,300
General and administrative	955,800	1,307,300	1,930,600	2,154,000
Exploration	567,300	148,400	1,179,900	355,800
Accretion expense	138,200	107,000	270,300	140,100
	1,708,600	1,744,000	3,470,200	2,859,200

Operating loss	(1,708,600)	(1,587,200)	(3,470,200)	(2,702,400)

OTHER INCOME (EXPENSE)
Interest income	12,900	66,100	59,400	185,700
Interest expense	(65,900)	(14,500)	(122,300)	(20,100)
Gain on sale of short term investments	9,900	32,300	13,800	22,400
Unrealized (loss) gain on non-financial derivatives	(215,000)	-	26,400	-
(Loss) gain on asset disposals	(44,500)	70,300	(7,300)	70,300
Loss on sale of marketable securities	(1,000)	-	(1,000)	-
Unrealized (loss) gain on short term investments	-	(76,800)	-	3,800
(Loss) gain on foreign exchange	(328,000)	(12,900)	101,900	(14,300)
Other	2,000	-	200,800	-
	(629,600)	64,500	271,700	247,800

Net loss	(2,338,200)	(1,522,700)	(3,198,500)	(2,454,600)

COMPREHENSIVE INCOME (LOSS)
Unrealized gains and losses on translating the financials
of self sustaining foreign operations	(5,378,000)	(381,600)	(3,236,400)	532,900
Unrealized loss on available for sale securities	(43,200)	(80,500)	(66,200)	(253,500)
Other comprehensive income	(5,421,200)	(462,100)	(3,302,600)	279,400

Comprehensive loss	(7,759,400)	(1,984,800)	(6,501,100)	(2,175,200)

LOSS PER SHARE
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.04)	$(0.03)

Basic weighted-average
shares outstanding	83,291,100	82,708,400	83,291,100	74,997,000
Effect of dilutive securities:
Stock options, convertible debentures, and warrants	-	-	-	-

Diluted weighted-average shares outstanding	83,291,100	82,708,400	83,291,100	74,997,000

The accompanying note are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Six Months Ended June 30, 2009
(Unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, December 31, 2008	83,291,100	$92,093,800	$(30,561,700)	$2,682,300	$7,954,900	$72,169,300

Share-based compensation	-	-	-	88,000	-	88,000
Unrealized loss on available
for sale securities	-	-	-	-	(66,200)	(66,200)
Foreign exchange gain	-	-	-	-	(3,236,400)	(3,236,400)
Net loss	-	-	(3,198,500)	-	-	(3,198,500)

Balances, June 30, 2009	83,291,100	$92,093,800	$(33,760,200)	$2,770,300	$4,652,300	$65,756,200

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Period Ended June 30,
(Unaudited)

	Three months ended		Six months ended
	2009	2008	2009	2008
Cash flows from operating activities:
Net loss	$(2,338,200)	$(1,522,700)	$(3,198,500)	$(2,454,600)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, depletion and amortization	47,300	31,300	89,400	59,300
Unrealized gain on short term investments	1,800	76,800	-	(3,800)
Unrealized loss (gain) on non-financial derivatives	215,000	-	(26,400)	-
Gain (loss) on sale of short term investments	(9,900)	(29,600)	(13,800)	(19,700)
Loss (gain) on asset disposals	44,500	-	7,300	-
Share based compensation expense	43,600	95,800	88,000	372,300
Accretion of asset retirement obligation	138,200	107,000	270,300	140,100
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,500)	51,200	1,500	59,800
(Increase) decrease in inventories	(3,182,000)	135,200	(3,182,000)	135,200
Increase in prepaid and other assets	(155,600)	(119,400)	(303,400)	(139,800)
Increase (decrease) in accounts payable and accrued liabilities	1,849,000	(637,200)	(195,400)	(793,400)
Increase(decrease) in derivative liabilities	978,700	-	978,700	-
Decrease in asset retirement obligations	(175,100)	(164,100)	(337,000)	(164,100)
Decrease (increase) in restricted cash	(32,900)	6,200	163,300	(900)
Total adjustments	(238,900)	(446,800)	(2,459,500)	(355,000)

Net cash used in operating activities	(2,577,100)	(1,969,500)	(5,658,000)	(2,809,600)

Cash flows from investing activities:
Purchases and development of property and equipment	(5,755,900)	(1,073,300)	(11,922,600)	(1,123,900)
Preproduction gold sales	2,127,400	-	2,127,400	-
Merger transaction costs	-	(71,600)	-	(717,500)
Cash received in merger	-	-	-	862,200
Loss on sale of marketable securities	-	-	-	-
Purchase of short term investments	-	(30,400)	(3,000)	(104,400)
Proceeds from sale of short term investments	269,000	5,697,100	302,900	6,470,800
Proceeds from sale of marketable securities	59,400	-	59,400	-
Proceeds from sale of property and equipment	45,400	-	82,000	-

Net cash (used in) provided by investing activities	(3,254,700)	4,521,800	(9,353,900)	5,387,200

Cash flows from financing activities:
Issuance of stock - exercise of options	-	490,000	-	578,500
Issuance costs for merger	-	-	-	(59,700)
Payments on capital lease obligations	(298,100)	(4,700)	(526,300)	(4,700)

Net cash (used in) provided by financing activities	(298,100)	485,300	(526,300)	514,100

Effect of exchange rate changes on cash	(234,800)	36,200	52,600	61,800
Net (decrease) increase in cash and cash equivalents	(6,364,700)	3,073,800	(15,485,600)	3,153,500
Cash and cash equivalents, beginning of period	11,228,800	3,596,500	20,349,700	3,516,800

Cash and cash equivalents, end of period	$4,864,100	$6,670,300	$4,864,100	$6,670,300

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Six Months Ended June 30

		2009	2008
Supplemental disclosures of cash flow information:

1.	Interest paid	$122,300	$19,900

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$3,019,100	$-

2.	Capitalized lease for Kendall equipment	$150,000	$-

3.	Marketable securities received for option payments	$290,800	$-

Supplemental disclosures on noncash financing activities:

1.	Issued 17,114,200 shares for merger	$-	$29,480,000
	(See Note 2)

2	Issued 604,300 shares for purchase of mineral property	$-	$496,700

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.           Nature of Operations and Liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US” or “U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

On March 18, 2008, the Company completed a merger (the “Canyon Merger”) with Canyon Resources Corporation (“Canyon”). Atna acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned US subsidiary of Atna.

The Company’s primary focus for 2009 is to increase the value of its four core gold properties: Briggs, Pinson, Reward and Columbia. Briggs is located in southeastern California and commenced gold production in  May 2009. Production is expected to increase to a 40,000 ounce per year production rate by the end of 2009. An updated Briggs reserve report and life-of-mine plan was released in February 2009, which increased proven and probable gold reserves to 267,000 ounces. New drilling at Briggs has increased the resource base as announced on August 11th 2009 and a revised reserve is currently being calculated. Atna and the Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, completed the Mining Venture Agreement for the Pinson gold project. PMC will manage and own a 70 percent interest in the Pinson gold project and Atna will own 30 percent. Reward has proven and probable gold reserves of 157,000 ounces and is awaiting final permitting and development plans. An initial NI43-101 compliant technical report is currently being prepared for the Columbia gold property to establish an estimate of mineral resources.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final EIS, top soil placement and water management.

Basis of Presentation: The Company believes that its cash requirements over the year can be funded through a combination of existing cash, cash flows from operations, assets sales, debt arrangements and, if necessary, equity financing. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. These consolidated financial statements have been prepared assuming the Company will continue as a going concern or in the normal course of business.

2.           Accounting Policies:

Consolidation Principles: The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from US GAAP as described in Note 19. The consolidated financial statements have been prepared in Canadian dollars (“CAD”), except for certain footnote disclosures that are reported in US dollars (“USD” or “US$”).

Management Estimates and Assumptions:   Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting,  mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; determination of deferred stripping costs related to the restart of operations at the Briggs Mine; completion of technical and feasibility studies, recoverability and timing of gold production from the heap leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; contingencies and litigation.

Short term investments are primarily bonds and bond funds that are classified as trading securities with purchases and sales reflected in the consolidated statements of cash flows as operating activities and fair value adjustments reflected in the consolidated statements of operations. Purchase and sales of marketable securities available for sale are reflected in the consolidated statements of cash flows as investing activities and fair value adjustments reflected in equity as other comprehensive income or loss.

During 2009 the Company was successful in reestablishing ore mining at the Briggs Mine. During the first half of 2009 the property was considered to be in the development stage. During the development stage the costs to remove waste to uncover the initial significant ore reserves are capitalized as deferred stripping costs. Also during this period any minor production resulting in revenues can be credited against capitalized costs if the production was significantly below capacity. During the second quarter all revenues from gold sales were credited against capitalized costs.

Foreign currency translation: The Company operates primarily in the US and to a lesser extent in Canada. The functional and reporting currency of Atna is the Canadian dollar. The functional currency of the Company’s US subsidiaries, Atna Resources Inc. (“Atna Inc.”) and Canyon, is the US dollar.

Canyon and beginning in 2009, Atna Inc. are translated to Canadian dollars using the current rate method: monetary and non-monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date, equity accounts at historic rates and income at the average rate for the period reported. Under this method, any gains or losses are recorded in other comprehensive income.

Prior to 2009, Atna Inc. was translated to Canadian dollars using the temporal method: monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the period reported, except for amortization that is translated at the historical rates associated with the assets being amortized. Under this method, any gains or losses were recognized in the current period.

Merger with Canyon: The March 2008 merger with Canyon was accounted for as a business combination under the purchase method of accounting. There were no outstanding contingencies related to the allocation of the initial purchase price.

3.           Changes in Accounting Policies:

Effective January 1, 2009, the Company changed its method of foreign currency translation for Atna Inc. from the temporal method to current rate method. The net impact of the change was insignificant.

4.           Restricted Cash:

Restricted cash consisted of the following:

	June 30,	December 31,
	2009	2008
Kendall reclamation property	$2,705,100	$3,023,800
Briggs Mine	1,612,000	1,680,300
Columbia property	75,100	78,700
Reward Project	39,200	41,100
Other properties	76,700	68,800
	4,508,100	4,892,700
Less: current portion	-	-
Non-current portion	$4,508,100	$4,892,700

Restricted cash related to the Kendall reclamation project consisted of $2.7 million held directly by the Montana Department of Environmental Quality (“DEQ”).

Restricted cash related to the reclamation bonds at the Briggs Mine and nearby satellite properties consisted of cash held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

Restricted cash related to the Columbia property consists of cash held directly by the Montana DEQ for reclamation of exploration activities.

Restricted cash related to the Reward Project consists of a cash bond held by the US Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

5.           Short Term Investments and Marketable Securities:

The Company has invested cash in short term investments with a fair value of nil at June 30, 2009. Short term investments are considered to be trading securities and are comprised of short term bonds. Changes in market value are recorded in current operations and reported in operating activities in cash flows.

Marketable securities are considered to be available for sale and are marked to market each reporting period. Changes in market value are recorded in equity as other comprehensive income or loss and reported as investing activities in cash flows. As of June 30, 2009, the fair value was $0.2 million; the change in value for the six month period ended June 30, 2009 was an increase of $0.2 million due to the receipt of shares of Golden Predator for an option payment of the Adelaide and Tuscarora properties of $.03 million partially offset by the sale of a portion of the Golden Predator shares of ($0.1).

6.           Financial Instruments:

Under CICA Section 3862 Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value.  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost.  Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. All of the Company’s financial assets and liabilities are carried at their approximate fair value.

Diesel fuel forward purchase contracts: During the second quarter, the Company entered into diesel fuel forward purchase contracts, whereby Atna will take physical delivery, in the normal course of business, diesel fuel purchased from its current supplier at a fixed price for the first 42,000 gallons purchased each month. The fixed diesel fuel price ranges from US$2.02 to US$2.08 per month, including delivery costs, from July 2009 to January 2010. This volume of diesel fuel represents approximately 40-45 percent of the projected usage during that period.

Cash and Cash Equivalents, Receivables, Short-term Investments and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that mature in 90 days or less.

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company’s current rate of borrowing for a similar liability.

Derivatives: As of June 30, 2009 the Company has the following gold derivatives outstanding:

Hedging Contract	USD	Expiry Date		Total Gold	CAD
Ozs of Gold	Strike Price	2009	2010	Ounces	Fair Value
Owned Put Options	$800	3,000	6,000	9,000	$275,000

Sold Call Options	1,300	3,000	-	3,000	(200)

Sold Call Options	1,100	-	6,000	6,000	(346,000)

Forward Gold Sales	955	3,000	-	3,000	71,500

					$300

The Company has recorded a gain in earnings on its derivative positions during the six months ended period June 30, 2009 of $300.

During the first half of 2009, the Company established several gold hedging positions. The positions consist of  two tranches of zero cost gold collars that expire in 2009 and 2010 and a series of forward gold sales contracts that expire in 2009. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009 and 2010. The zero cost collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The 2009 tranche of options have expiry dates from July to December 2009 at the rate of 500 ounces per month. The 2010 tranche of options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of US$1,300 per ounce for the call options expiring during 2009 and a strike price US$1,100 per ounce for the call options expiring during 2010. The counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce for all the outstanding owned put options. If the gold price on the contract expiry date falls between the put strike price of US$800 and the call strike price of either US$1,300 or US$1,100 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce on the expiry date.

As of June 30, 2009, the company recorded a derivative liability in the amount of $1.0 million related to a forward sale contract for 875 ounces of gold sold in July but priced and paid for in June. The liability had an interest rate of 9%. The interest expense recorded related to the derivative liability during the six month period ended June 30, 2009 was nil. The fair market adjustment as of June 30, 2009 was nil.

The fair market value was estimated based on the gold price per ounce from the London PM Fix on June 30, 2009 of US$934.50. The net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

7.           Gold Inventories:

Gold inventories consisted of inventoried costs related to recoverable gold in a leach pad of $2.2 million and related to doré and refinery inventory of $0.7 million as of June 30, 2009 and nil as of December 31, 2008. The Company had no write downs of its gold inventory at the Briggs Mine to net realizable value during the six months ended period June 30, 2009 and 2008. The Company uses a weighted average cost method to value inventories.

For the six months ended period June 30, 2009 and December 31, 2008, approximately $0.1 million and nil, of Briggs general and administrative expenses were included in inventory, respectively.

8.           Property, Plant, Mine Development, and Mineral Interests:

		As of June 30, 2009
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$21,521,100	$1,567,400	$19,953,700
Mine development	UOP (a)	4,972,800	-	$4,972,800
Deferred stripping	UOP (b)	4,590,800	-	$4,590,800
Mineral interest	UOP	33,065,900	-	$33,065,900
Asset retirement cost	UOP	632,200	-	$632,200

		$64,782,800	$1,567,400	$63,215,400

		As of December 31, 2008
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$6,335,000	$486,700	$5,848,300
Mine development	UOP (a)	12,355,100	-	12,355,100
Mineral interest	UOP	34,553,500	-	34,553,500
Asset retirement cost	UOP	662,100	-	662,100

		$53,905,700	$486,700	$53,419,000

The increase in property, plant and mine development from year end was due primarily to an increase in mine development and mining equipment related to the Briggs mine.  A transfer from the mine development category to the buildings and equipment category also occurred during the first quarter.  Amortization of buildings and equipment, mine development, and mineral interest will commence at the beginning of the third quarter.

(a)	Units-of-production (“UOP”) is a depreciation method that calculates depreciation expense over the estimated proven and probable reserves of the related property.

(b)
Deferred stripping is the cost of removing overburden and waste materials to access the ore body at an open pit mine. Deferred stripping costs are capitalized during the development of an open pit mine.  During the production phase of the open pit, the deferred stripping costs are variable production costs that are included as a component of inventory and included in cost of sales in the same period as revenue from the sale of inventory. The UOP method is used to amortize deferred stripping.

A rollforward of capitalized mine development and mineral interests as of June 30, 2009 is as follows:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2009	$19,373,700	$10,314,400	$11,000,200

Acquisition/development capitalized	11,973,100	68,400	-
Transfers to buildings & equipment	(12,265,200)	-	-
Transfers to Inventory	(1,940,400)	-	-
Effect of foreign rate change	(876,000)	(465,700)	(496,700)
Net change in the period	(3,108,500)	(397,300)	(496,700)

Ending balance, June 30, 2009	$16,265,200	$9,917,100	$10,503,500

	Ecstall (d)	Other US (e)	Total
Beginning balance, January 1, 2009	$20,000	$6,200,300	$46,908,600

Acquisition/development capitalized	-	-	12,041,500
Transfers to buildings & equipment	-	-	(12,265,200)
Transfers to deferred stripping	-	-	(1,940,400)
Effect of foreign rate change	-	(276,600)	(2,115,000)
Net change in the period	-	(276,600)	(4,279,100)

Ending balance, June 30, 2009	$20,000	$5,923,700	$42,629,500

(a)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon Merger and initially allocated a value of $7.9 million in purchase accounting. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Company owns or controls, through leasehold interests, 100 percent of the Briggs Mine. In addition to the Briggs Mine, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon Merger and initially allocated a value of $8.3 million in purchase accounting. The property is located in Nye County about 5.5 miles south-southeast of Beatty, NV. Most of the property is subject to a 3 percent NSR royalty.

(c)	Columbia Property, Montana:

Atna acquired the Columbia gold property, formerly known as Seven-Up Pete, in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims acquired by the Company in the merger are subject to NSR royalties that range from 2.5 percent to 6 percent.

In June 2008, the Company acquired certain additional claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost for the claims totaled US$1.0 million and consisted of an equal amount of cash and common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

(d)	Ecstall Property, British Columbia:

The Company has a 100 percent interest in 23 Crown Mineral claims, subject to a 3 percent NSR royalty. Ecstall is a low grade mineralized resource in a remote area of British Columbia. In the fourth quarter of 2008, the property was written-down to the fair value of the surface rights.

(e)	Other US Properties:

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for US$1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$0.3 million of which US$0.2 million has been paid as of year-end. The Clover property is subject to a finder’s fee capped at US$0.5 million of which US$0.1 million has been paid with annual payments of US$30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a 4 year period unless extended by mutual agreement. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010. Exploration work commitments for the period ending on November 28, 2009 and 2010 amount to US$1.0 and US$1.5 million, respectively.

Mineral Rights, Montana: Atna acquired approximately 900,000 acres of mineral rights in the state of Montana in the Canyon Merger. These mineral rights were initially allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties in the Canyon Merger. The properties were initially allocated a value of $1.0 million in purchase accounting. Refer to Note 12 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in connection with the Kendall Mine in the state of Montana in the Canyon Merger. This land is valued at $1.0 million in purchase accounting.

Uranium  Joint Ventures, Wyoming: Effective February 2, 2009, Atna’s subsidiary, Canyon, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon resigned as manager and Horizon Wyoming in the new manager of the Sand Creek joint venture. Ownership of the Sand Creek Uranium Joint Venture now becomes 70 percent Atna, through Horizon Wyoming, and 30 percent Uranium One Exploration USA Inc. Atna will work with Uranium One Exploration USA Inc. to determine the future program for this project.

The uranium joint ventures were initially allocated $1.0 million in purchase accounting. The failure of New Horizon to earn an interest in the Converse Joint Venture did not result in an impairment of these properties.

8.           Asset Retirement Obligations:

The following provides a rollforward of the Company’s beginning and ending carrying values for its asset retirement obligations as of June 30, 2009:

Beginning balance, December 31, 2008	$5,992,100
Spending	(337,000)
Accretion expense	270,300
Change in estimate	-
Effect of exchange rate on activity	(262,000)
Ending balance, June 30, 2009	5,663,400
Less: current portion	758,800

Non-current portion	$4,904,600

The ending balance consists primarily of $2.5 million related to the Briggs Mine and $1.9 million for the Kendall reclamation project. At the Briggs Mine the asset retirement obligation is based on the estimated costs for seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads and plant site. At the Kendall reclamation project the asset retirement obligation is based on the estimated costs for capping and seeding; construction and maintenance of water treatment system and costs to maintain property during reclamation period. The remaining asset retirement obligations relate to the estimated costs to reclaim exploration drilling activities.

9.           Notes Payable:

The following provides a rollforward of the Company’s beginning and ending carrying values for its notes payable as of June 30, 2009:

Beginning balance, December 31, 2008	$1,004,900
Conversions / retirements	-
Effective exchange rate on activity	(45,400)
Ending balance, June 30, 2009	959,500
Less: current portion	-

Non-current portion	$959,500

The uncollateralized debentures require quarterly interest payments at the rate of 6% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of US$4.31 per common share based on a balance of US$825,000 as of June 30, 2009. The balance is due in March 2011. Interest expense was approximately $30,000 for the year-to-date period, none of which was capitalized.

10.           Outstanding Warrants:

The following is a summary of the outstanding warrants as of June 30, 2009, which was assumed as a result of the merger with Canyon:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

11.           Equity Transactions:

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of June 30, 2009:

Number of
Shares
Beginning balance, January 1, 2009	83,291,100
Nil activity during the period	-

Ending balance, June 30, 2009	83,291,100

12.           Commitments and Contingencies:

(a)	Kendall Mine Reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a new and comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has deposited US$2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Briggs Mine Surety Bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of June 30, 2009, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

(c)	Kendall Mine Lawsuit:

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In January 2009, the final outstanding lawsuit was dismissed with prejudice and the US$0.2 million held by the Court was released to the Company. As of June 30, 2009, there were no outstanding lawsuits on the Kendall property.

In order to finalize the settlement, the Company funded US$0.6 million of the settlement on behalf of one of the insurance companies and recorded the amount as a long-term receivable as of June 30, 2009.

(d)	Travelers Lawsuit:

On December 16, 2008, Subsidiaries of Atna filed a complaint in the US District Court for the District of Colorado against The Travelers Indemnity Company of America, a Connecticut corporation. The claim is, among other claims, for reimbursement of funds pertaining to settlement of the Kendall Mine Lawsuit. This case is expected to go to trial in January 2010.

(e)	Asset Exchange Agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of US$3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement.

On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.  The Company received an initial payment of approximately US$0.5 million on closing of the transaction and Golden Predator had guaranteed the US$0.4 million commitment for 2008.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment on January 6, 2009. Atna may earn additional option payments through 2011 in either cash or stock until Golden Predator met its spending commitments under the assigned Newmont agreement or until notice of cancellation.

(f)	Lease Commitments:

The Company has entered into various operating leases for office space and mining equipment. As of June 30, 2009, future minimum lease payments extending beyond one year under noncancellable leases average approximately $10,500 per month over the following 13 months.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.2 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties total approximately nil annually.

13.           Certain Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

The Company has sold its gold and silver production at market prices predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The Company has various gold hedge derivative contracts outstanding as of June 30, 2009, which were further explained in footnote number 6. The Company has all of its gold derivative contracts with one counterparty and the Company believes the potential risk of default is minimal.

The profitability of the Company’s operations is dependent upon the production volume and market price of gold. The price of gold or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

14.           Managing Capital:

The Company is not currently subject to externally imposed capital requirements. The Company currently has no net debt (debt less available cash). Past operating cash requirements were met through the use of a combination of asset sales and equity financings. As a mining company, the Company’s prime object in managing capital is to use its scarce cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings and stock based compensation to minimize the level of dilution while providing increased shareholder value.

During the first half of 2009 the Company has attempted to lease any purchases of new or late model mining machinery. As the credit market improved the Company was successful in leasing several new mining trucks, a new loader and several used dozers and as of June 30, 2009 the remaining lease obligations total $2.7 million.

The Company issued 17.1 million common shares as a result of the merger with Canyon. The merger greatly increased the Company’s mineral property portfolio. In the future, the Company may sell assets, issue project debt or equity to finance new mines. The Company will develop additional debt monitoring systems when and if debt becomes a significant source of capital.

15.           Income Taxes:

The Company recognizes future assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered.  The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

At December 31, 2008, the Company had Canadian non-capital loss carryforwards of approximately $0.3 million, which expire in 2027 and Canadian capital loss carryforwards of $2.0 million with no expiry. Also, the Company has US net operating loss carryforwards (“NOL’s”) of US$130.4 million, which expire from 2009 through 2028. Due to a change in ownership resulting from the merger, utilization of approximately US$116.0 million of our US NOL’s are subject to an IRC Section 382 annual limitation amount of approximately US$1.0 million. A US$44.0 million valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation. A full valuation allowance has been provided against the Canadian net deferred tax assets.

16.           Share-Based Compensation:

The Company recorded $88,000 of share-based compensation expense during the six months ended June 30, 2009, none of which was capitalized. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations.

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. All outstanding stock options under the Amended Atna Resources Ltd. Employee Incentive Plan, which was established in 1996 and most recently amended on April 20, 2006 (the “1996 Plan”), will remain active until all the options under the 1996 Plan either expire or are exercised; however, no new options may be granted under the 1996 Plan. As of June 30, 2009, there were 0.7 million and 3.9 million underlying shares outstanding under the 1996 Plan and the 2007 Plan, respectively.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares. If any shares covered by an award are not purchased or are forfeited, the shares will again be available for future awards under the 2007 Plan. As of June 30, 2009 there was a maximum of 8.3 million and 4.5 million underlying shares issuable and available for future option issuances under the 2007 Plan, respectively. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have ranged from immediately to two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the six months ended June 30, 2009 and 2008:

	2009	2008
Expected volatility	60%	50%
Expected option term - years	3.0	2.6
Risk-free interest rate	1.5%	3.0%
Forfeiture rate	5.0%	-

Stock Options

The following tables summarize the stock option activity during the six months ended June 30, 2009 and 2008:

	2009		2008
	Number	Weighted	Number	Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
Outstanding - beginning of the year	5,271,040	$1.03	2,437,300	$1.31
Granted	140,000	0.68	1,742,640	1.34
Exercised/Released	-	-	(850,000)	0.68
Cancelled/Forfeited	(176,400)	1.33	(180,400)	1.61
Expired	(650,500)	1.93	(111,000)	1.65

Outstanding - end of the period	4,584,140	$0.88	3,038,540	$1.47

Exercisable - end of the period	3,370,390	$1.03	2,192,220	$1.52

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.45	$0.75	2,412,500	4.5	$0.46	1,206,250	4.5	$0.46
0.76	1.25	20,000	4.3	0.80	12,500	4.2	0.80
1.26	1.36	2,151,640	1.6	1.35	2,151,640	1.6	1.35

$0.45	$1.36	4,584,140	3.1	$0.88	3,370,390	2.6	$1.03

The aggregate intrinsic values of the outstanding and exercisable options as of June 30, 2009 were $0.7 million and $0.4 million, respectively, based on a $0.77 market price per share. The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2009 and 2008 were $0.26 and $0.46 per option or total fair value of $36,400 and $0.8 million, respectively. As of June 30, 2009, there was $0.2 million of total unrecognized compensation cost.

17.           Earnings per Share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for all periods presented, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for the periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in year-to-date period ended June 30, 2009 and 2008 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.6 million and 6.2 million respectively. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the quarter-to-date period ended June 30, 2009 and 2008 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.4 million and 8.6 million respectively.

18.           Recently Issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged.  The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (SFAS 165).  Statement 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with SFAS 165.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects it to have an impact on its US GAAP reconciliation.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

19.           Differences between Canadian and United States Generally Accepted Accounting Principles:

In prior years, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

The Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance in FASB 123R “Share-Based Payments”, those options would be classified as liabilities rather than as equity. As of June 30, 2009, the total liability related to this adjustment was $0.5 million and as of December 31, 2008 the total liability related to this adjustment was $0.3 million.

Effective beginning January 1, 2009 EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and notes payable would be recorded as a liability for US GAAP. As of June 30, 2009, the total liability related to this adjustment was $0.1 million and as of December 31, 2008 the total liability related to this adjustment was not yet applicable.

The impact of that difference on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

	June 30,	December 31,
	2009	2008
(a) Assets
Total assets - Canadian GAAP	$78,377,500	$82,082,200
US GAAP adjustment - none	-	-
Total assets - US GAAP	$78,377,500	$82,082,200

(b) Liabilities
Total liabilities - Canadian GAAP	$12,621,300	$9,912,900
US GAAP adjustment - option liability	633,500	279,200
Total liabilities - US GAAP	$13,254,800	$10,192,100

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$65,756,200	$72,169,300
US GAAP adjustment - option liability	(633,500)	(279,200)
Total shareholders' equity - US GAAP	$65,122,700	$71,890,100

For the Period Ended June 30,	Six months ended
	2009	2008
(d) Operations
Net loss - Canadian GAAP	$(3,198,500)	$(931,900)
US GAAP adjustment - net option expense	(294,000)	-
Net income (loss) under U.S. GAAP	$(3,492,500)	$(931,900)

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.04)	$(0.01)
US GAAP adjustment - net option expense	$(0.00)	$-
Basic and diluted income (loss) per share - US GAAP	$(0.04)	$(0.01)

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(5,658,000)	$(140,400)
US GAAP adjustment - net option expense	-	-
Operating activities - US GAAP	$(5,658,000)	$(140,400)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(9,353,900)	$165,700
US GAAP adjustment - none	-	-
Investing activities - US GAAP	$(9,353,900)	$165,700

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$(526,300)	$28,800
US GAAP adjustment - none	-	-
Financing activities - US GAAP	$(526,300)	$28,800

20.           Subsequent Events:

The Company did not have any subsequent events recognized or unrecognized during the period from July 1, 2009 until the financial statements were available to be issued on August 13, 2009.